UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SWIRNOW, RICHARD ALAN
   c/o AMERTRANZ WORLDWIDE HOLDING CORP.
   2001 MARCUS AVENUE
   LAKE SUCCESS, NY  11042
   USA
2. Issuer Name and Ticker or Trading Symbol
   AMERTRANZ WORLDWIDE HOLDING CORP.
   AMTZ,AMTZW
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   SEPTEMBER 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK               |09/03/|C   | |452,466           |A  |$1.00      |1,365,606          |I     |BY CORPORATION (1)         |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |09/03/|C   | |57,689            |A  |$1.00      |167,574            |I     |BY CORPORATION (1)         |
                           |97    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
CLASS A 10% CUMULATIVE|$1.00   |09/03|C   | |45,247     |D  |IMMED|     |COMMON STOCK|452,466|       |45,247(2)   |I(1|            |
 CONVERTIBLE PREFERRED|        |/97  |    | |           |   |.    |     |            |       |       |            |)  |            |
 STOCK                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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CLASS A 10% CUMULATIVE|$1.00   |09/03|C   | |5,769      |D  |IMMED|     |COMMON STOCK|57,689 |       |5,769(3)    |I(1|            |
 CONVERTIBLE PREFERRED|        |/97  |    | |           |   |.    |     |            |       |       |            |)  |            |
 STOCK                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) REPORTING PERSON IS AN INDIRECT 51.3% OWNER OF THE ENTITY WHICH OWNS THESE SHARES.
(2) TOTAL AMOUNT INCLUDES 8,413 SHARES ISSUED AS DIVIDENDS ON OUTSTANDING SHARES OF CLASS A
10% CUMULATIVE CONVERTIBLE PREFERRED
STOCK.
(3) TOTAL AMOUNT INCLUDES 2,103 SHARES ISSUED AS DIVIDENDS ON OUTSTANDING SHARES OF CLASS A
10% CUMULATIVE CONVERTIBLE PREFERRED
STOCK.
SIGNATURE OF REPORTING PERSON
/s/ RICHARD ALAN SWIRNOW
DATE
OCTOBER 1, 1997